UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA’s Annual Meeting approves Ps. 1,600 million dividend payment

•	Meeting reelects Diego Quintana Kawage as Chairman of the Board and elects one new Director

Monterrey, Mexico, April 30, 2019—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announced today that its Annual Ordinary Shareholders’ Meeting approved, among other matters, the payment of a cash dividend of Ps. 1,600 million, or Ps. 4.06327563408286 per share, to be paid in a single installment no later than May 31, 2019.

The Shareholders’ Meeting also approved an increase in the share purchase reserve from Ps.1,466 million to Ps. 1,500 million and authorized the use of up to such amount to repurchase Series B shares during 2019 and until the next annual meeting approves the 2019 results.

In addition, the Shareholders’ Meeting approved the designation of Bernardo Casas Godoy, and reelected Diego Quintana Kawage, Guadalupe Phillips Margain, Rodrigo Antonio Quintana Kawage, Christian Whamond, Próspero Antonio Ortega Castro, Martin Werner Wainfeld, Alberto Felipe Mulás Alonso, Luis Ignacio Solórzano Aizpuru, Ricardo Maldonado Yáñez, and Felipe Duarte Olvera as Directors. As a result, the Board of Directors of OMA and the Board Committees are comprised as follows:

BOARD OF DIRECTORS

Name	Position	Share Series
Diego Quintana Kawage	Chairman	“BB”
Guadalupe Phillips Margain	Director	“BB”
Rodrigo Antonio Quintana Kawage	Director	“BB”
Christian Whamond	Director	“B”
Bernardo Casas Godoy	Director	“B”
Próspero Antonio Ortega Castro	Director	“B”
Martin Werner Wainfeld	Independent Director	“B”
Alberto Felipe Mulás Alonso	Independent Director	“B”
Luis Ignacio Solórzano Aizpuru	Independent Director	“B”
Ricardo Maldonado Yáñez	Independent Director	“B”
Felipe Duarte Olvera	Independent Director	“B”

SECRETARY OF THE BOARD OF DIRECTORS

Name	Position
Adriana Díaz Galindo	Secretary, not a member of the Board

AUDIT COMMITTEE

Name	Position
Martin Werner Wainfeld	Chairman / Independent Director

CORPORATE PRACTICES, FINANCE, PLANNING AND SUSTAINABILITY COMMITTEE

Name	Position
Alberto Felipe Mulás Alonso	Chairman / Independent Director

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•       Webpage http://ir.oma.aero

•       Twitter http://twitter.com/OMAeropuertos

•       Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated May 1, 2019